Filed by Teekay Tankers Ltd.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Commission File No.: 001-33867
Subject Company: Tanker Investments Ltd.
Date: November 17, 2017

SHAREHOLDERS OF TEEKAY TANKERS AND TANKER INVESTMENTS APPROVE PROPOSALS TO PERMIT MERGER

Hamilton, Bermuda, November 17, 2017 – Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE:TNK) today announced that its shareholders voted to approve the Company’s charter amendment to allow Teekay Tankers to effect the previously announced merger with Tanker Investments Ltd. (TIL) (OSE:TIL). Concurrently, TIL today also announced that its shareholders voted to approve the Agreement and Plan of Merger with Teekay Tankers. The merger has also been approved by the Board of Directors of both companies.

Subject to the completion of the remaining closing conditions, the companies expect the merger to close on or about November 27, 2017. Upon the closing of the merger, TIL will become a wholly-owned subsidiary of Teekay Tankers.

About Teekay Tankers Ltd.

Teekay Tankers currently owns a fleet of 35 double-hull tankers, including 16 Suezmax tankers, 12 Aframax tankers, and seven Long Range 2 (LR2) product tankers, and has four capital leased Suezmax tankers and one contracted time charter-in vessel. Teekay Tankers’ vessels are employed through a mix of short- or medium-term fixed rate time charter contracts and spot tanker market trading. The Company also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.

Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK”.

About Tanker Investments Ltd.

TIL is a specialized investment company focused on the tanker market. TIL was formed in January 2014 to opportunistically purchase, operate and sell modern secondhand tankers to benefit from cyclical fluctuations in the tanker market. TIL’s fleet consists of 18 vessels.

TIL’s common stock trades on the Oslo Stock Exchange under the symbol “TIL”.

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-2963

Website: www.teekaytankers.com

Forward-Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding the timing and completion of the merger between Teekay Tankers and TIL. Factors that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement, include, among others, failure to satisfy the remaining closing conditions of the merger, and other factors discussed in Teekay Tankers’ Registration Statement on Form F-4, as amended, initially filed with the U.S. Securities and Exchange Commission (SEC) on July 14, 2017, and in Tanker Investments Ltd.’s filings from time to time with the Financial Supervisory Authority of Norway. Each of Teekay Tankers and TIL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their respective expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. In connection with the proposed merger, Teekay Tankers has filed a registration statement on Form F-4 with the SEC, including a joint proxy statement of Teekay Tankers and TIL that also constitutes a prospectus of Teekay Tankers. Teekay Tankers and TIL each mailed the joint proxy statement/prospectus to its respective shareholders. The joint proxy statement/prospectus contains important information about the proposed merger and related matters. SHAREHOLDERS OF TEEKAY TANKERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TEEKAY TANKERS, TIL AND THE MERGER. Shareholders will be able to obtain copies of the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by Teekay Tankers for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Teekay Tankers also can be obtained free of charge on Teekay Tankers’ corporate website at www.teekaytankers.com or by contacting Teekay Tankers’ Investor Relations Department by telephone at (604) 609-2963 or by mail to Teekay Tankers, Attention: Investor Relations Department, 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda.

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